

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 19, 2011

VIA E-Mail
Mr. Randal Rein
Principal Financial Officer
American Bar Association Members / Northern Trust Collective Trust
50 South LaSalle Street
Chicago, Illinois 60603

>　　**Re:　American Bar Association Members / Northern Trust Collective Trust**
>　　　　**Form 10-K for the year ended December 31, 2010**
>　　　　**Filed on March 18, 2011**
>　　　　**File No. 033-50080**

Dear Mr. Randal Rein:

　　We have reviewed your response letter dated September 9, 2011 and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

　　After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2010

Note 1 – Description of the Collective Trusts, pages F-148 – F-152

1.　　We have considered your response to comment two and note that you use the fair value method of accounting for the investments of the Funds. We believe Rules 3-09 and 4-08(g) of Regulation S-X applies to investments accounted for at fair value. Please describe the information that you intend to provide and/or discuss what you believe is reasonably necessary to include in future filings to comply.

FORM 10-Q FOR THE PERIODS ENDED MARCH 31, 2011 AND JUNE 30, 2011

Schedule of Investments

2.   We have considered your response to comment three and believe inclusion of a Schedule of Investments for each quarter end would be appropriate.   Please revise in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Wilson K. Lee at (202) 551-3468 or me at (202) 551-3486 if you have any questions regarding the comments.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief